Canaccord Genuity LLC
Computation of Net Capital Under Rule 15c3-1

March 31, 2020

Net capital

Member's equity	$88,391,858	
Subordinated borrowings	$27,000,000	
		$115,391,858
Non-allowable assets:		
Stock-Based Compensation	25,294,974	
Investment Banking Receivables	9,040,411	
Other Receivables	3,572,533	
Fixed Assets	2,415,424	
Due From Affiliates	23,434,357	
Prepaid Assets	1,309,294	
Secured Letter of Credit for Office Space	2,316,121	
Non Marketable Equities per SEC rules	5,036,204	
Non Marketable Fixed Income per SEC rules	207,526	
		$72,626,845
Committed Letter of Credit		
Aged Fails	88,133	
Pershing	1,928	
Net capital before haircuts		42,674,952
Haircuts:		
Stocks	6,563,038	
Fixed Income	1,281,763	
Other	1,267,012	9,111,813
Net capital		**$33,563,139**

Computation of alternate net capital requirement

Net capital	$33,563,139
Net capital requirement of reporting broker or dealer (greater of 2% of aggregate debit items as defined, and $1,000,000)	1,000,000
Excess net capital	$32,563,139

Canaccord Genuity LLC
Computation of Net Capital Under Rule 15c3-1

(continued)

Reconciliation of Equity per Audited Financial

Equity per Audited Financial Statements	$63,096,899
Equity per March 31, 2020 FOCUS as amended	$88,391,858
Difference	$25,294,959
CGGI Stock Held by Trust	$25,294,959
Remaining Difference	$0

The difference in equity per the Audited Consolidated Financial Statements and the Audited X-17a-5 of $25,294,959 is due to the Audited Consolidated Financial Statements are prepared on the basis of consolidating Canaccord Genuity LLC and the rabbi trust (see note 10) while the Audited X-17a-5 reflects the financial position of Canaccord Genuity LLC on a stand-alone unconsolidated basis. The minimum net capital required by the CFTC is the same amount of net capital required by Rule 15c3-1(a) of the SEC (17 CFR 240.15c3-1(a)). There were no other material differences between the amounts presented above and the amounts included in the Company's March 31, 2020 unaudited FOCUS report filed on May 30, 2020.